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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC Mail Processing Received FEB 28 2018 WASH, D.C.

SEC FILE NUMBER
8-68759

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 1, 2017 (Date) AND ENDING December 31, 2017 (Date)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Andbanc Brokerage, LLC

OFFICIAL USE ONLY

FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1221 Brickell Ave., Suite 1050
(No. and Street)

Miami (City) Florida (State) 33131 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Robert Gilman 561-771-0036
(Area Code - Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Assurance Dimensions
(Name - *if individual, state last, first, middle name*)

5489 Wiles Road, Unit 303 (Address) Coconut Creek (City) Florida (State) 33073 (Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions

FOR OFFICIAL USE ONLY

* *Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

DB

yw

OATH OR AFFIRMATION

I, Joaquin Frances, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Andbanc Brokerage, LLC as of December 31, 2017, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

CEO
Title

Notary Public

DARIUS LASHKARI
Notary Public - State of Florida
Commission # GG 143206
My Comm. Expires Jan 9, 2022
Bonded through National Notary Assn.

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss).
- ☑ (d) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☑ (e) Statement of Cash Flows
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☑ (j) Statement of Exemption from Rule 15c3-3.
- ☐ (k) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☑ (l) An Oath or Affirmation.
- ☑ (m) SIPC Supplemental Report and Independent Accountant's Report
- ☑ (n) Report of Independent Registered Public Accounting Firm on Statement of Exemption or Compliance
- ☐ (o) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).

Andbanc Brokerage LLC
Financial Statements
December 31, 2017

Andbanc Brokerage LLC
Table of Contents
December 31, 2017

ASSURANCEDIMENSIONS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Managers and Member
of **Andbanc Brokerage LLC**

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of Andbanc Brokerage, LLC as of December 31, 2017, the related statements of operations, changes in member's equity and cash flows for the year then ended, and the related notes [and schedules] (collectively referred to as the financial statements). In our opinion, the financial statements present fairly, in all material respects, the financial position of Andbanc Brokerage LLC as of December 31, 2017, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of Andbanc Brokerage LLC's management. Our responsibility is to express an opinion on Andbanc Brokerage LLC's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to Andbanc Brokerage LLC in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Supplemental Information

The Schedule I, Computation of Net Capital Under SEC Rule 15c3-1 of the Securities Exchange Act of 1934 and Schedule II, Computation of Aggregate Indebtedness and Statement of Exemption has been subjected to audit procedures performed in conjunction with the audit of Andbanc Brokerage LLC's financial statements. The supplemental information is the responsibility of Andbanc Brokerage LLC's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the Schedule I, Computation of Net Capital Under SEC Rule 15c3-1 of the Securities Exchange Act of 1934 and Schedule II, Computation of Aggregate Indebtedness and Statement of Exemption, is fairly stated, in all material respects, in relation to the financial statements as a whole.

Assurance Dimensions

We have served as Andbanc Brokerage LLC's auditor since November, 2017.
Coconut Creek, Florida
February 27, 2018

Andbanc Brokerage LLC
Statement of Financial Condition
As of December 31, 2017

Assets	
Cash	$ 560,098
Due from clearing broker	500,759
Prepaid expenses and other assets	33,345
Furniture and equipment, net	87,555
Deposit with clearing broker	200,555
Total Assets	$ 1,382,312
Liabilities	
Accounts payable and accrued expenses	$ 11,677
Commissions payable	14,880
Due to related party	33,068
Total Liabilities	59,625
Member's Equity	1,322,687
Total Liabilities and Member's Equity	$ 1,382,312

See accompanying notes to financial statements.

Andbanc Brokerage LLC
Statement of Operations
For the Year Ended December 31, 2017

Revenues	
Riskless principal transactions	$ 1,305,768
Riskless principal transactions- related parties	530,116
Commissions	189,631
Other	92,800
Total Revenues	2,118,315
Operating Expenses	
Compensation and employee benefits	888,828
Commission expense	591,995
Clearing charges	149,951
Professional fees	92,487
Travel expense	68,557
Occupancy expense- related party	67,134
Data services	44,594
Finders fees	25,000
Arbitration and settlement fees	22,500
Regulatory fees	20,701
Depreciation	14,385
General and administrative fees	11,121
Interest Expense	3,348
Total Operating Expenses	2,000,601
Net Income	$ 117,714

See accompanying notes to financial statements.

Andbanc Brokerage LLC
Statement of Changes in Member's Equity
For the Year Ended December 31, 2017

Member's Equity, December 31, 2016	$1,204,973
Net income	117,714
Member's Equity, December 31, 2017	$1,322,687

See accompanying notes to financial statements.

Andbanc Brokerage LLC
Statement of Cash Flows
For the Year Ended December 31, 2017

Cash flows used in operating activities	
Net income	$ 117,714
Adjustments to reconcile net income to cash provided by (used in) operating activities:	
Depreciation	14,385
Changes in operating assets and liabilities:	
Due from clearing broker	(5,917)
Prepaid expenses and other assets	(30,271)
Deposit with clearing broker	(10)
Account payable and accrued expenses	(47,323)
Commissions payable	(118,782)
Due to related party	22,249
Net cash used in operating activities	(47,955)
Cash flows used in investing activities	
Purchase of property and equipment	(101,940)
Net cash used in investing activities	(101,940)
Net Decrease in Cash	(149,895)
Cash at Beginning of Year	709,993
Cash at End of Year	$ 560,098

Supplemental Disclosure of Cash Flow Information:	
Cash paid for interest	$ 3,348

See accompanying notes to financial statements.

1. Nature of Operations and Summary of Significant Accounting Policies

Nature of Operations

Andbanc Brokerage LLC ("the Company") was organized on November 8, 2010 in the State of Florida. The Company is registered with the Securities and Exchange Commission and the Financial Industry Regulatory Authority (FINRA) as a non-carrying broker/dealer. The Company is a limited liability company pursuant to the Florida Statute. The Company's operations consist primarily of introducing customer accounts on a fully disclosed basis to its clearing broker which include corporate debt, equities, and mutual fund securities. The Company does not maintain customer accounts.

Basis of Presentation

The accompanying financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America.

Use of Estimates

The preparation of the financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from these estimates.

Revenue Recognition

The Company generates revenue primarily on a riskless principal transaction basis. The Company records commissions and related clearing expenses on a trade date basis as securities transactions occur and are posted to Company ledgers monthly when the clearing broker remits its monthly statements. As of December 31, 2017, the balance of commissions due from the clearing broker net of clearing expenses was $500,759.

Cash Equivalents

The Company has defined cash equivalents as highly liquid investments with original maturities of three months or less. The Company had no cash equivalents during the year ended December 31, 2017.

Concentrations of Credit Risk

The Company maintains its cash balances in accounts which, at times, may exceed federally insured limits. The Company has not experienced any losses in such accounts and believes there is little or no exposure to any significant credit risk. During 2017, the Company had two unrelated customer who generated 10% of revenue, respectively.

1. Nature of Operations and Summary of Significant Accounting Policies (continued)

Property and Equipment

Property and equipment is stated at cost less accumulated depreciation and amortization. The Company provides for depreciation and amortization on an estimated straight-line basis and a useful life of 5 years. Leasehold improvement is stated at cost less accumulated depreciation and amortization.

Income Taxes

The Company has made an election to be treated as a limited liability company under Federal Income tax laws and is viewed as a disregarded entity. The financial statements do not include a provision for income taxes, because the Company does not incur federal or state income taxes. Instead, its earnings and losses are included in the member's taxable income. As of December 31, 2017, the Company had no uncertain tax positions that qualify for either recognition of disclosure in the financial statements. The Company did not have accrued interest or penalties associated with any uncertain tax benefits, nor was any interest expense recognized during the year ended December 31, 2017. The Company's 2015 through 2017 tax years are open for examination by federal and state taxing authorities

Recent Accounting Pronouncements

In August 2015, the FASB issued ASU 2015-14, *Revenue from Contracts with Customers (Topic 606): Deferral of the Effective Date*, which deferred the effective date of ASU 2014-09 for all entities by one year. This update is effective for public business entities for annual reporting periods beginning after December 15, 2017, including interim periods within those reporting periods. Earlier application was permitted only as of annual reporting periods beginning after December 15, 2016, including interim reporting periods within that reporting period. ASU 2014-09 was to become effective for us beginning January 2017; however, ASU 2015-14 deferred our effective date until January 2018, which is when we plan to adopt this standard. The ASU permits two methods of adoption: retrospectively to each prior reporting period presented (full retrospective method), or retrospectively with the cumulative effect of initially applying the guidance recognized at the date of initial application (the modified retrospective method). The ASU also requires expanded disclosures relating to the nature, amount, timing, and uncertainty of revenue and cash flows arising from contracts with customers. Additionally, qualitative and quantitative disclosures are required for customer contracts, significant judgments and changes in judgments, and assets recognized from the costs to obtain or fulfill a contract.

We have completed the process of evaluating the effect of the adoption and determined there were no material changes required to our reported revenues as a result of the adoption. The majority of our revenue arrangements generally consist of two performance obligations to transfer promised goods (trade execution and administrative services). Based on our evaluation process and review of our contracts with customers, the timing and amount of revenue recognized based on ASU 2015-14 is consistent with our revenue recognition policy under previous guidance. We adopted the new

1. Nature of Operations and Summary of Significant Accounting Policies (continued)

standard effective January 1, 2018, using the modified retrospective approach, and will expand our financial statement disclosures in order to comply with the ASU.

2. Deposit With Clearing Organization

A deposit of $200,555 exists with Pershing, LLC. as of December 31, 2017.

3. Receivables From Broker and Dealers

The Company clears all of its securities transactions with Pershing, LLC. Receivables from brokers and dealers consist of net settlement receivables for commissions earned and commissions that had not settled at December 31, 2017. The receivables are short term in nature and resulted in a zero balance at December 31, 2017. Commissions payable as of December 31, 2017 was $14,880.

4. Related Party Transactions

The Company has an expense sharing agreement with Andbanc Wealth Management ("AWM"), the Company's sole member and a related party. The annual rent incurred for the year 2017 was $67,134. The annual rent to be incurred for the subsequent years will reflect any increments that its holding company will incur under the lease agreement. In addition, AWM acts as a common paymaster for designated employees of the Company plus direct reimbursements for other operating expenses such as telephone, data services, and travel expenditures. The amount due to AWM was $33,068 as of December 31, 2017.

During 2017 the Company earned revenues from six entities related to the Company based on common ownership and control totaling $530,116.

5. Fair Value of Financial Instruments

The Company measures the financial assets in three levels, based on the markets in which the assets and liabilities are traded and the reliability of the assumptions used to determine fair value. These levels are:

> *Level 1*- Valuations for assets and liabilities traded in active exchange markets, or interest in open-end mutual funds that allow a company to sell its ownership interest back at net asset value ("NAV") on a daily basis. Valuations are obtained from readily available pricing sources for market transactions involving identical assets, liabilities or funds.

5. Fair Value of Financial Instruments (continued)

Level 2- Valuations for assets and liabilities traded in less active dealer, or broker markets, such as quoted prices for similar assets or liabilities or quoted prices in markets that are not active. Level 2 includes U.S. Treasury, U.S. government and agency debt securities, and mortgage-backed securities. Valuations are usually obtained from third party pricing services for identical or comparable assets or liabilities.

Level 3- Valuations for assets and liabilities that are derived from other valuation methodologies, such as option pricing models, discounted cash flow models and similar techniques, and not based on market exchange, dealer, or broker traded transactions. Level 3 valuations incorporate certain assumptions and projections in determining the fair value assigned to such assets or liabilities.

The availability of observable inputs can vary from instrument to instrument and in certain cases, the inputs used to measure fair value may fall into different levels of the fair value hierarchy. In such cases, an instrument's level within the fair value hierarchy is based on the lowest level of input that is significant to the fair value measurement. The Company's assessment of the significance of a particular input to the fair value measurement of an instrument requires judgement and consideration of factors specific to the instrument.

At December 31, 2017 the carrying amounts reported in the balance sheet for cash, due from clearing broker, prepaid expenses, accounts payable and accrued expenses, commissions payable and due to related party, approximate fair value based on the short-term maturity of these instruments.

6. Net Capital and Aggregate Indebtedness Requirement

The Company is subject to Part 240 Rule 15c3-1 of the Securities Exchange Act of 1934 (SEC Rule 15c3-1). SEC Rule 15c3-1 requires the Company to maintain a minimum net capital balance and a maximum ratio of aggregate indebtedness to net capital not to exceed 15 to 1.

At December 31, 2017, the Company's net capital balance as defined by SEC Rule 15c3-1 was $1,190,636 which exceeded the minimum requirement of $100,000. At December 31, 2017, the Company's aggregate indebtedness to net capital as defined by SEC Rule 15c3-1 was .05 to 1.0.

7. Property and Equipment

Details of property and equipment at December 31, 2017 are as follows:

Furniture & fixtures	$ 57,264
Leasehold improvements	44,676
	101,940
Less accumulated depreciation	(14,385)
	$ 87,555

Depreciation expense was $14,385 for the year ended December 31, 2017.

8. Subsequent Events

The Company has evaluated subsequent events from its year end through February 27, 2018, the date whereupon the financial statements were available to be issued and determined there are no items to disclose.

Supplementary Information

Andbanc Brokerage LLC
Schedule I: Computation of Net Capital Under Rule 15c3-1 of the Securities Exchange Act of 1934
December 31, 2017

Total Ownership Equity Qualified for Net Capital	$ 1,322,687
Deductions and/or charges for non-allowable assets:	
Prepaid expenses and other assets, broker advances, net	33,900
Property and equipment, net	87,555
Other deductions and/or charges	28
Total deductions	121,483
Net Capital before haircuts	1,201,204
Haircuts:	
Foreign currency	10,568
Net Capital	1,190,636
Computation of Basic Net Capital Requirement	
Minimum net capital required (greater of $100,000 or 6-2/3% of aggregate indebtedness)	100,000
Excess Net Capital	$ 1,090,636

Statement Pursuant to Paragraph (d)(4) of Rule 17a-5
There are no material differences between the computation of net capital presented above and the computation of net capital reported in the Company's unaudited amended Form X-17A-5, Part II-A filing as of December 31, 2017.

Andbanc Brokerage LLC
Schedule II: Computation of Aggregate Indebtedness
As of December 31, 2017

Computation of Aggregate Indebtedness	
Accounts payable, commissions payable, due to related party and accrued expenses	$ 59,625
Total Aggregate Indebtedness	$ 59,625
Ratio: Aggregate indebtedness to net capital	.05 to 1.0

ANDBANK
Private Bankers

February 27th, 2018

Andbanc Brokerage, LLC

Exemption Report

We as members of management of Andbanc Brokerage, LLC (the Company) are responsible for complying with 17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers" and complying with 17 C.F.R. §240.15c3-3: (*exemption provision pursuant to Paragraph (k)(2)(ii)*). We have performed an evaluation of the Company's compliance with the requirements of 17 C.F.R. §§ 240.17a-5 and the exemption provisions. Based on this evaluation, we assert the following:

(1) We identified the following provisions of 17 C.F.R. § 15c3-3(k) under which the Company claimed an exemption from 17 C.F.R. § 240.15c3-3: (*exemption provision pursuant to Paragraph (k)(2)(ii)*) and (2) we met the identified exemption provisions from January 1, 2017 to December 31, 2017 without exception.

Andbanc Brokerage, LLC

I, Joaquin Frances, swear (or affirm) that, to my best knowledge and belief, this Exemption Report is true and correct.

By: ____________________

Title: CEO

Date: February 27th, 2018

www.andbank.com
Andbanc Brokerage, LLC
1221 Brickell Avenue, Suite 1050, Miami, Florida, Tel. 305.702.0601
MEMBER FINRA, SIPC

ASSURANCE DIMENSIONS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Managers and Member
of **Andbanc Brokerage LLC**

We have reviewed management's statements, included in the accompanying Statement of Exemption, in which (1) Andbanc Brokerage LLC identified the following provisions of 17 C.F.R. §15c3-3(k) under which Andbanc Brokerage LLC claimed an exemption from 17 C.F.R. §240.15c3-3: under the provision (k)(2)(ii) "Customer Protection-Reserves and Custody of Securities" (exemption provisions) and (2) Andbanc Brokerage LLC stated that Andbanc Brokerage LLC met the identified exemption provisions throughout the most recent fiscal year without exception. Andbanc Brokerage LLC's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Andbanc Brokerage LLC's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(ii) "Customer Protection-Reserves and Custody of Securities" of Rule 15c3-3 under the Securities Exchange Act of 1934.

Assurance Dimensions

Coconut Creek, Florida

February 27, 2018

ASSURANCEDIMENSIONS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM ON APPLYING AGREED-UPON PROCEDURES

Board of Managers and Member of Andbanc Brokerage LLC

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934 and with the SIPC Series 600 Rules, we have performed the procedures enumerated below, which were agreed to by Andbanc Brokerage LLC and the Securities Investor Protection Corporation (SIPC) with respect to the accompanying General Assessment Reconciliation (Form SIPC-7) of Andbanc Brokerage LLC for the year ended December 31, 2017 , solely to assist you and SIPC in evaluating Andbanc Brokerage LLC's compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7). Andbanc Brokerage LLC's management is responsible for Andbanc Brokerage LLC's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the Public Company Accounting Oversight Board (United States). The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1) Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries, noting no differences;
2) Compared the amounts reported on the audited Form X-17A-5 for the year ended December 31, 2017, as applicable, with the amounts reported in Form SIPC-7 for the year ended December 31, 2017, noting no differences;
3) Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers, noting no differences;
4) Recalculated the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments, noting no differences; and
5) Compared the amount of any overpayment applied to the current assessment with the Form SIPC-7 on which it was originally computed, noting no differences.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance with the applicable instructions of the Form SIPC-7. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Assurance Dimensions

Coconut Creek, Florida

February 27, 2018